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                                                                 Exhibit (e)(15)

                              AMENDMENT NO. 1 TO
                             EMPLOYMENT AGREEMENT


     THIS AMENDMENT NO. 1 TO EMPLOYMENT AGREEMENT (this "Amendment") is entered into as of the 13 day of October, 2000 between pcOrder.com, Inc., a Delaware corporation (the "Employer") and Richard Friedman (the "Employee") and amends that certain Employment Agreement dated July 9, 1999 between Employer and Employee.

Now, therefore, the parties agree as follows:

1.   Section 9(d).  A new paragraph (d) is added to Section 9 of the Agreement
     ------------
that provides in full as follows:

     (d) If Employee remains employed by the Employer through the Corporate Event (defined below) and Employee's full-time employment with the Employer is terminated by the Employee or the Employer for any reason within 3 months following the Corporate Event (other than a termination by Employer with Cause), then Employer shall (1) pay Employee the termination benefits that Employee would have been entitled to receive under Section 9(a) if such termination had been a termination by Employer without Cause, and (2) pay Employee within one week following such termination a prorated bonus from July 1, 2000 through the date of termination at the rate of $50,000 per 6-month period (less any bonus amount previously paid by Employer to Employee with respect to such period). A "Corporate Event" shall be the first to occur of (A) the closing of a transaction or series of related transactions in which a third party (including Trilogy Software, Inc. or an affiliate of Trilogy Software, Inc.) acquires stock in the Employer resulting in it owning all or substantially all of the stock of Employer or acquires substantially all of the assets of Employer's enterprise software business, (B) the implementation of a corporate restructuring, and (C) March 31, 2000.

2.   Full force and effect.  The Agreement, as amended by this Amendment,
     ---------------------
remains in full force and effect.


     IN WITNESS WHEREOF, Employer and Employee have executed this Amendment as of the date first set forth above.

EMPLOYER:                               EMPLOYEE:

PCORDER.COM, INC.


By: /s/ Ross Cooley                     /s/ Richard Friedman
   -------------------------------      -------------------------------------
   Ross Cooley, Chief Executive         RICHARD FRIEDMAN
   Officer